CYTOGEN CORPORATION
                        650 College Road East, Suite 3100
                           Princeton, New Jersey 08540




                                        October 11, 2006


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

     Re:  Cytogen Corporation
          Form 10-K for the Year Ended December 31, 2005
          Filed March 16, 2006
          File Number 000-14879


Ladies and Gentlemen:

     On behalf of Cytogen Corporation (the "Company" or "Cytogen"), this letter is being submitted in response to comments received from the Securities and Exchange Commission (the "Commission") by letter dated September 26, 2006, regarding the Company's Annual Report on Form 10-K for the Year Ended December 31, 2005 (the "Form 10-K"). The paragraphs below correspond to the numbered paragraphs in such letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
----------------------------------------------

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  POSITION  AND  RESULTS OF
--------------------------------------------------------------------------------
OPERATIONS
----------

COMMITMENTS
-----------

CONTRACTUAL OBLIGATIONS TABLE, PAGE 65
--------------------------------------

1. PLEASE TELL US WHY YOU HAVE EXCLUDED THE AMOUNTS OF YOUR MILESTONES RELATED TO YOUR AGREEMENT WITH, FOR EXAMPLE, AVM, PROSTAGEN AND DOW FROM YOUR CONTRACTUAL OBLIGATIONS TABLE. REFER TO ITEM 303(A)(5) OF REGULATION S-K.

          We have entered into various manufacturing, supply and marketing agreements that may require us to make certain guaranteed minimum payments and/or milestone payments based on the achievement of targeted product sales levels or other events including regulatory approval or clinical development. All guaranteed contractual minimum payments for any period of time for which the agreement is not cancelable have been

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Securities and Exchange Commission
October 11, 2006
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          included   in  the   "Contractual   Obligations"   table   within  the
          Management's Discussion and Analysis of Financial Condition and Results of Operations.

          We have not included in the "Contractual Obligations" table any payments that do not represent fixed or minimum payments, but are instead payable only upon the achievement of a milestone, if the achievement of that milestone is uncertain or the obligation amount is not determinable. We believe that this treatment is consistent with the criteria provided in Item 303(a)(5) of Regulation S-K regarding contractual obligations. We have, however, previously disclosed and will continue to disclose that we have not included in the
          "Contractual Obligations" table the potential future milestone payments, which may be required under our existing agreements if specific developmental or commercial milestones are achieved.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
------------------------------------------

REVENUE RECOGNITION, PAGE 69
----------------------------

2. WE ACKNOWLEDGE YOUR REVENUE RECOGNITION POLICY AS NOTED HEREIN AND WITHIN YOUR "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" IN THE ACCOMPANYING NOTES TO YOUR CONSOLIDATED FINANCIAL STATEMENTS. WE BELIEVE THAT YOUR DISCLOSURE RELATED TO ESTIMATES OF ITEMS THAT REDUCE YOUR GROSS PRODUCT REVENUE, WHICH YOU SPECIFY AS SALES RETURNS, REBATES AND VOLUME DISCOUNTS, COULD BE DEFINED AND IMPROVED. PLEASE PROVIDE US WITH THE INFORMATION THAT FOLLOWS IN A DISCLOSURE-TYPE FORMAT.

          In future filings, we will provide a disclosure similar to the following in the revenue recognition policy within the "Critical Accounting Policies and Estimates" in the Management's Discussion and Analysis of Financial Condition and Results of Operations and to enhance the existing disclosure for the "Summary of Significant Accounting Policies" in the accompanying notes to our consolidated financial statements correspondingly.

          Product related revenues include sales of Quadramet and ProstaScint by us to our customers. We recognize revenues in accordance with SEC Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition." We recognize product sales when substantially all the risks and rewards of ownership have transferred to the customer, which generally occurs on the date of shipment. Our revenue recognition policy has a substantial impact on our reported results and relies on certain estimates that require subjective judgments on the part of management. We recognize product sales net of allowances for estimated returns, rebates and discounts. We estimate allowances based primarily on our past experience and other available information pertinent to the use and marketing of the product.

          Provisions for Estimated Reductions to Gross Sales
          --------------------------------------------------
          At the time product sales are made, we reduce gross sales through accruals for product returns, rebates and volume discounts. We account for these reductions in accordance with Emerging Issues Task Force Issue No. 01-9, ("EITF 01-9"), Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's

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Securities and Exchange Commission
October 11, 2006
Page 3


          Products)  ("EITF  01-9"),  and  Statement  of  Financial   Accounting
          Standard No. 48, Revenue Recognition When Right of Return Exists ("SFAS 48"), as applicable.

          RETURNS
          Quadramet is a radioactive product that is indicated for the relief of pain due to metastatic bone disease arising from various types of cancer. Due to its rapid rate of radioactive decay, Quadramet has a shelf life of only about 72 hours. For this reason, Quadramet is ordered for a specific patient on a pre-scheduled visit, and, as such, our customers are unable to maintain stock inventories of this product. In addition, because the product is ordered for pre-scheduled visits for specific patients, product returns are very low. Our methodology to estimate sales returns is based on historical experience that demonstrates that the vast majority of the returns occur within one month of when product was shipped. At the time of sale, we estimate the quantity and value of Quadramet that may ultimately be returned. We generally have the exact number of returns related to prior month sales in the current month, so the provision for returns is trued up to actual quickly.

          We do not allow product returns for ProstaScint.

          VOLUME DISCOUNTS
          We provide volume discounts to certain customers based on sales levels of given products during each calendar month. We recognize revenue net of these volume discounts at the end of each month. There are no volume discounts based on cumulative sales over more than a one month period. Accordingly, there is no current need to estimate volume discounts.

          REBATES
          From time to time, we may offer rebates to our customers. We establish a rebate accrual based on the specific terms in each agreement, in an amount equal to our reasonable estimate of the expected rebate claims attributable to the sales in the current period and adjust the accrual each reporting period to reflect the actual experience. If the amount of future rebates cannot be reasonably estimated, a liability will be recognized for the maximum potential amount of the rebates.

a. DESCRIBE THE EFFECT THAT COULD RESULT FROM USING ASSUMPTIONS THAT ARE REASONABLY LIKELY TO OCCUR TO ESTIMATE THE ITEMS THAT REDUCE YOUR GROSS PRODUCT REVENUE OTHER THAN THOSE UPON WHICH YOU BASE YOUR CURRENT RECORDED ESTIMATES. FOR EXAMPLE, PLEASE PROVIDE A RANGE OF REASONABLY LIKELY AMOUNTS OR OTHER TYPE OF SENSITIVITY ANALYSIS.

          As explained above, there is no estimation involved in considering the effect of volume discounts on revenue recognition since we always know the actual value of volume discounts in a given month.

          For rebates, we record all sales net of an accrual based on the specific terms in each agreement, in an amount equal to our reasonable estimate of the expected rebate claims attributable to the sales in the current period and adjust the accrual each reporting period to reflect the actual experience. If the amount of future rebates cannot be reasonably


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Securities and Exchange Commission
October 11, 2006
Page 4


          estimated, a liability will be recognized for the maximum potential amount of the rebates.

          We only estimate expected returns for Quadramet, since we do not allow returns of ProstaScint. However, the potential for misstating either revenue or the return reserve for Quadramet is extremely small for the following reasons:

               i) Total returns of Quadramet in 2005 and 2004 were 2.7% and 2.6% of net sales, respectively.

               ii) The vast  majority of the returns  occur  within one month of the shipment. Based on the timing of our periodic reporting which tends to be near the statutory deadline, our financial information reflects this actual return information.

b. DESCRIBE THE FACTORS, OTHER THAN HISTORICAL TRENDS, THAT YOU UTILIZE TO ESTIMATE YOUR SALES RETURNS ACCRUAL, SUCH AS LEVELS OF INVENTORY IN YOUR DISTRIBUTION CHANNELS; ESTIMATED REMAINING PRODUCT SHELF LIFE; PRICE
     CHANGES FROM COMPETITORS AND INTRODUCTIONS OF NEW OR GENERIC COMPETING PRODUCTS.

          As indicated above, our estimated returns for Quadramet are based only on historical experience. Customers are unable to maintain inventories of Quadramet due to its extremely short shelf life. In addition, because the product is ordered for specific patients, product returns are very low. By the time we finish our periodic financial statements, we generally know the exact number of returns related to prior month sales, so there is a very low possibility that the return provision could be materially misstated.

          For ProstaScint, we do not accrue for future returns because of our "no return" policy.

c. TO THE EXTENT THAT THE INFORMATION YOU CONSIDER IN B) IS QUANTIFIABLE, DISCUSS BOTH QUANTITATIVE AND QUALITATIVE FACTORS AND THE EXTENT OF AVAILABILITY AND YOUR USE OF INFORMATION FROM EXTERNAL SOURCES; FOR
     EXAMPLE, END-CUSTOMER DEMAND DATA COMPARED TO INVENTORY LEVELS. IN DISCUSSING YOUR ESTIMATE OF PRODUCT RETURNS, PROVIDE ADDITIONAL INFORMATION REGARDING THE TOTAL AMOUNT OF PRODUCT IN SALES DOLLARS THAT COULD
     POTENTIALLY BE RETURNED AS OF THE MOST RECENT BALANCE SHEET DATE, DISAGGREGATED BY EXPIRATION PERIOD.

         We use no external information (such as end-customer demand compared to inventory levels) to assist us in estimating product returns. For Quadramet, customers do not keep stock inventories due to the 72 hour shelf life.

d. DISCUSS ANY SHIPMENTS MADE AS A RESULT OF INCENTIVES AND/OR IN EXCESS OF YOUR CUSTOMERS' ORDINARY COURSE OF BUSINESS INVENTORY LEVELS. FOR EXAMPLE, ON PAGE 32 OF YOUR JUNE 30, 2006 FORM 10-Q, YOU DISCLOSE THAT THERE EXISTED A "BUILD-UP" OF PROSTASCINT INVENTORY DURING FISCAL 2005. TELL US WHY YOU BELIEVE YOU HAVE MET THE CONDITIONS OF PARAGRAPHS 6 AND 8 FROM SFAS NO. 48, SUCH THAT YOU RECOGNIZE REVENUE AT TIME OF RECEIPT BY WHOLESALERS. IN YOUR RESPONSE, PLEASE ALSO ADDRESS THE "OTHER FACTORS" CONDITIONS PROVIDED BY THE STAFF WITHIN SAB NO. 104, TOPIC 13 (A)(4)(B).

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Securities and Exchange Commission
October 11, 2006
Page 5


          Because Quadramet has a shelf life of only about 72 hours, our customers do not maintain stock inventory of Quadramet. As such, there would not be any Quadramet shipments in excess of the customers' ordinary course of business inventory levels or as a result of an incentive program. Because the product is ordered for pre-scheduled visits for specific patients, product returns are very low. Our methodology to estimate sales returns is based on historical experience that demonstrates that the vast majority of the returns occur within one month of when the product was shipped. At the time of sale, we estimate the quantity and value of Quadramet that may ultimately be returned. We generally have the exact number of returns related to prior month sales in the current month, so the provision for returns is trued up to actual quickly. Because of the factors described above, there are currently no factors, including the "other factors" as described in SAB No. 104, Topic 13 (A)(4)(b), that would preclude us from making reasonable and reliable estimates for Quadramet returns.

          Regarding ProstaScint, we have not noted any significant changes in our customers' buying patterns for ProstaScint as a result of volume discounts and rebate programs, which represent all of our incentive programs. We noted an increase in ProstaScint purchase in the second quarter of 2004 and a decrease in the following quarter before normalizing to a usual level, related to a price increase in June 2004. In the period prior to that price increase, we limited the ProstaScint quantities that could be purchased by distributors at the pre-increase price to an average order size for each specific customer. We normally implement price increases in the middle of a quarter to give enough time for the demand to be normalized for a given quarter. Other than these two quarters, we have noted consistent demand for the product between quarters. Our customers are careful to maintain an appropriate level of inventory since we do not accept returns related to ProstaScint. Accordingly, the "other factors" as described in SAB No. 104, Topic 13 (A) (4) (b) related to making reasonable and reliable estimates for returns, do not apply.

          The "build-up" of ProstaScint inventory during fiscal 2005 mentioned in the Form 10-Q for the quarter ended June 30, 2006 referred to Cytogen's inventory, not the inventory of our customers. Due to the very high fixed setup costs associated with the manufacture of ProstaScint, we had ordered approximately a three-year supply of the product from the manufacturer in order to minimize average per unit costs. We do not believe that this inventory build-up to minimize overall inventory costs for ProstaScint affects our ability to meet the conditions for revenue recognition of paragraphs 6 and 8 in SFAS 48, Revenue Recognition When Right of Return Exists.

e. PLEASE PROVIDE US WITH A ROLL-FORWARD OF EACH ITEM THAT REDUCES YOUR GROSS REVENUE FOR THE PERIODS PRESENTED THAT REFLECTS THE FOLLOWING:

       o  current provision related to sales made in current period;
       o  current provision related to sales made in prior periods;
       o actual returns or credits in current period related to sales made in current period; and
       o actual returns or credits in current period related to sales made in prior periods.

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Securities and Exchange Commission
October 11, 2006
Page 6


          The following table is a roll-forward of items that reduce gross revenue for the years ended December 31, 2003, 2004 and 2005.

---------------------------------------------------------------------------------------------------------------------------
                                                                                                Volume
Year ended December 31, 2005 (All amounts are in thousands)              Returns     Rebates    Discounts       Total
---------------------------------------------------------------------------------------------------------------------------
Beginning balance                                                              0          57            0          57
  Current provision related to sales made in current period                  225          17           36         278
  Current provision related to sales made in prior periods                     6           0            0           6
  Actual returns/credits in current period related to sales in
  current period                                                            (180)        (62)         (36)       (278)
  Actual returns/credits in current period related to sales in prior
  periods                                                                     (6)          0            0          (6)
---------------------------------------------------------------------------------------------------------------------------
Ending Balance                                                                45          12            0          57
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                                                                                Volume
Year ended December 31, 2004 (All amounts are in thousands)              Returns     Rebates    Discounts       Total
---------------------------------------------------------------------------------------------------------------------------
Beginning balance                                                              0           0            0           0
  Current provision related to sales made in current period                  181          57           15         253
  Current provision related to sales made in prior periods                    17           0            0          17
  Actual returns/credits in current period related to sales in
  current period                                                            (181)          0          (15)       (196)
  Actual returns/credits in current period related to sales in prior
  periods                                                                    (17)          0            0         (17)
---------------------------------------------------------------------------------------------------------------------------
Ending Balance                                                                 0          57            0          57
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                                                                                Volume
Year ended December 31, 2003 (All amounts are in thousands)              Returns     Rebates    Discounts       Total
---------------------------------------------------------------------------------------------------------------------------
Beginning balance                                                              0           0            0           0
  Current provision related to sales made in current period                  112           0            0         112
  Current provision related to sales made in prior periods                     3           0            0           3
  Actual returns/credits in current period related to sales in
  current period                                                            (112)          0            0        (112)
  Actual returns/credits in current period related to sales in prior
  periods                                                                     (3)          0            0          (3)
---------------------------------------------------------------------------------------------------------------------------
Ending Balance                                                                 0           0            0           0
---------------------------------------------------------------------------------------------------------------------------

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Securities and Exchange Commission
October 11, 2006
Page 7

f. FINALLY, INCLUDE INFORMATION REGARDING THE AMOUNT OF AND REASON FOR PERIOD TO PERIOD FLUCTUATIONS WITHIN YOUR STATEMENT OF OPERATIONS WITH RESPECT TO EACH ITEM THAT REDUCES YOUR GROSS PRODUCT REVENUE. PLEASE ALSO ADDRESS THE EFFECT THAT CHANGES IN YOUR ESTIMATES OF THE ITEMS THAT REDUCE YOUR GROSS PRODUCT REVENUE HAD ON YOUR RESULTS OF OPERATIONS FOR THE APPLICABLE PERIODS PRESENTED.

          The following describes the fluctuations in items that reduced gross product revenue for the periods ended December 31, 2005, 2004 and 2003:

          VOLUME DISCOUNTS
          In an effort to promote Quadramet, we offered volume discounts to one of our major customers, beginning June 2004 through 2005. As such, there were no discounts provided in 2003 or in the first half of 2004.

          REBATES
          In an effort to promote our products, we offer rebates to certain customers. In a few instances, the rebate arrangements were based on customers achieving targeted sales at certain targeted pharmacies. One significant rebate contract began in October 2004 and ended in June 2005. With no historical experience from a similar incentive program, we could not reasonably estimate the rebate obligation. Accordingly, the rebate provision in 2004 reflected the maximum potential amount of the rebates attributable to the sales in the current period. In 2005, the rebate obligation included adjustments to the 2004 provision based on actual rebates earned and paid.

          RETURNS
          The increase in the return provision for Quadramet was consistent with the increase in sales between 2004 and 2005. In 2003, the return provision included the estimated returns for Quadramet which we reacquired the marketing rights to and began selling in August 2003, BrachySeed which we discontinued selling in January 2003 and NMP22 BladderChek which we stopped selling in December 2004.

3. PLEASE CLARIFY, IN DISCLOSURE-TYPE FORMAT, WHETHER YOU RECORD YOUR REBATES AND VOLUME DISCOUNTS AT THE TIME YOU ORIGINALLY RECORD THE RELATED REVENUE OR EXPLAIN TO US YOUR ACCOUNTING POLICY AND THE BASIS FOR YOUR POLICY.

          At the time revenue related to product sales is recorded, we reduce gross sales for estimated rebates and volume discounts. We account for these reductions in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).

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Securities and Exchange Commission
October 11, 2006
Page 8


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

4. PLEASE EXPAND THE APPLICABLE NOTES TO YOUR FINANCIAL STATEMENTS TO PROVIDE US WITH THE INFORMATION REQUIRED BY PARAGRAPH 14 OF SFAS NO. 68, IN DISCLOSURE-TYPE FORMAT, FOR YOUR AGREEMENTS WITH, FOR EXAMPLE, PROSTAGEN, DOW AND AVM. IN DISCUSSING THE TERMS OF EACH AGREEMENT, PLEASE ALSO INCLUDE INFORMATION REGARDING THE EVENTS THAT TRIGGER ANY POTENTIAL FUTURE MILESTONE PAYMENTS THERE UNDER AS WELL AS THE AMOUNTS OF THOSE MILESTONE PAYMENTS.

          We have reviewed all of our agreements and concluded that the agreements with Advanced Magnetics Inc and the PSMA Development
          Company LLC fall within the scope of SFAS No. 68 Research and Development Arrangements.

          In future filings, we will add disclosures similar to the following for those agreements:

               Advanced  Magnetics Inc.:  "Under this agreement,  Cytogen has no
               ------------------------
               funding   obligation   regarding  research  and  development  for
               Advanced Magnetics and the Company has not earned any compensation nor incurred any costs for the research and development activities related to Combidex in 2003, 2004 or 2005. Pursuant to the Advanced Magnetics agreement, we may release 50,000 shares of our common stock to Advanced Magnetics, which are currently in escrow, upon the achievement of certain milestones. Of such 50,000 shares, 25,000 shares are being held in escrow pending the enrolling of a certain number of patients in a specified clinical trial related to Combidex or the regulatory approval of Combidex and 25,000 shares are being held in escrow pending the enrollment of at least one patient in a phase III clinical trial relating to ferumoxytol for oncology applications only."

               PSMA Development Company LLC: "Following the sale of its interest
               ----------------------------
               in the PSMA Development Company LLC Joint Venture in April 2006, Cytogen has no further obligations to the joint venture. During 2003, 2004 and 2005, the Company recorded revenue related to the Joint Venture of $214,000, $106,000 and $185,000, respectively, and incurred costs of $214,000, $88,000 and $151,000, respectively.

          Regarding our agreements with Prostagen Inc. as described in detail in
          Note 4 of the 2005 Form 10-K, Cytogen acquired 100% of Prostagen. This transaction was accounted for as a business combination and does not fall within the scope of SFAS 68.

          Regarding our agreements with The Dow Chemical Company as described in detail in Note 6 of the 2005 Form 10-K, Cytogen is not a party to a research and development arrangement through which it can obtain the results of research and development funded partially or entirely by Dow. Accordingly, these arrangements do not fall within the scope of SFAS 68.

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Securities and Exchange Commission
October 11, 2006
Page 9


Note 5. PSMA Development Company LLC, page F-15]
------------------------------------------------

5. PLEASE TELL US HOW YOU DETERMINED IT IS APPROPRIATE TO IMMEDIATELY RECOGNIZE THE ENTIRE $12.9 MILLION GAIN INCURRED UPON THE SALE OF YOUR PSMA JOINT VENTURE INTEREST TO PROGENICS DURING THE THREE MONTHS ENDED JUNE 30, 2006. TELL US IF YOU HAVE ANY CONTINUING OBLIGATIONS RELATED TO THE PSMA JOINT VENTURE.

          On April 20, 2006, we entered into a Membership Interest Purchase Agreement with Progenics to sell our 50% ownership interest in the Joint Venture and accordingly, we are no longer responsible for providing any funding nor do we have any continuing involvement in or continuing obligation to the Joint Venture. On the same date, we also entered into an Amended and Restated PSMA/PSMP License Agreement with Progenics and the Joint Venture (the "License Agreement") pursuant to which we licensed to the Joint Venture certain rights in PSMA technology, which is in a pre-clinical and very early stage of development.

          The License Agreement is a sublicense by us to the Joint Venture in a specific field of use of certain intellectual property licensed to us by Memorial Sloan Kettering Cancer Center ("MSKCC") (formerly Sloan-Kettering Institute for Cancer Research). Pursuant to the License Agreement, we are obligated to maintain the primary license with MSKCC. To maintain such primary license, we are obligated to (i) pay MSKCC $50,000 annually until the earlier of the first year in which there are net sales resulting from the licensed technology or the expiration of the last-to-expire patent and (ii) use reasonable efforts to develop products incorporating the technology licensed from MSKCC. Under the License Agreement, we have sublicensed to the Joint Venture only the portion of the technology rights licensed to us by MSKCC related to the in-vivo therapeutic applications and retained rights to (i) the antibody which is used in our marketed product, ProstaScint(R) and is being used in our CYT-500 development program,
          (ii) ex-vivo applications of the licensed technology, and (iii) the diagnostic applications. Because of our own reliance on the MSKCC technology for the commercialization of our marketed product and development programs, we will maintain the primary license with MSKCC, irrespective of the License Agreement.

          Under the License Agreement, the Joint Venture has agreed to pay us 75% of the annual payment obligation owed to MSKCC and undertake the efforts imposed on us under the primary license to develop products incorporating the licensed technology. In the event the Joint Venture commercializes products using the licensed technology, we would be obligated to pay earned royalties to MSKCC under the primary license. Pursuant to the License Agreement, the Joint Venture is obligated to pay us the earned royalties owing under the primary license with MSKCC. If we breach the primary license with MSKCC, we are obligated to notify the Joint Venture of such breach. In the event we fail to cure such breach on a timely basis, the Joint Venture has the right to cure such breach and the right to be substituted for us as a direct licensee of MSKCC in the licensed field if agreed upon by MSKCC.

Securities and Exchange Commission
October 11, 2006
Page 10


          We do not believe that these provisions constitute continuing involvement and there are no other provisions of the agreement which constitute continuing involvement or obligations to provide any products, services or financial support to the Joint Venture. This transaction was a sale of an asset in which the consideration was cash which has been fully received and for which the earning process is complete. Accordingly, the $12.9 million gain on the sale of our joint venture interest was recognized immediately.

          The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          The Company hopes that the above responses will be acceptable to the Commission staff. Please do not hesitate to contact me at (609) 750-8207 should you have any questions regarding the foregoing. Thank you for your time and attention.

                                        Sincerely,


                                        /s/ Thu Dang

                                        Thu Dang
                                        Vice President, Finance


cc:  Cytogen Corporation
       Michael D. Becker, President and CEO
     Amy C. Bruckner, Staff Accountant, Division of
       Corporation Finance